SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jeongja-dong

Bundang-gu, Seongnam-si

Gyeonggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 5, 2013
KT Corporation

By:	/s/ YOUNGWOO KIM
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ JUNGSUP JUNG
Name:	Jungsup Jung
Title:	Team Leader

kt 2Q13

Earnings Release

kt, global ICT convergence leader

Investor Relations 2013. 8. 2 kt

Disclaimer

This presentation has been prepared by KT Corp. (“the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented.

Please be informed that items included in our operating income have been prepared in accordance with K-IFRS 1001 released on October 17, 2012, which was revised to coincide with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”). As such, our disposal gains from real estates and others have been excluded from our operating income.

The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment.

Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors.

The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.

Contents

1 Financial Highlights

2 Business Overview

3 Q&A

4 Appendix

K-IFRS / Consolidated

1-1 Financial Highlights

Income Statement

Operating revenue 5,757.0bn

(YoY) +0.8%/(QoQ) -5.7%

Operating income 348.3bn

(YoY) +0.7%/(QoQ) -5.2%

Net income 133.4bn

(YoY) -43.3%/(QoQ) -37.3%

EBITDA 1,228.1bn

(YoY) +9.8%/(QoQ) -1.4%

(Unit: KRW bn) 2Q13 2Q12 YoY 2Q13 1Q13 QoQ

Operating revenue 5,757.0 5,708.7 0.8% 5,757.0 6,104.5 -5.7%

Operating expense 5,408.8 5,363.1 0.9% 5,408.8 5,737.2 -5.7%

Operating income 348.3 345.7 0.7% 348.3 367.3 -5.2%

Margin (%) 6.0% 6.1% 0.0%p 6.0% 6.0% 0.0%p

Non-operating income (loss) -147.3 -48.7 202.4% -147.3 -72.0 104.6%

Income before income taxes 201.0 297.0 -32.3% 201.0 295.3 -31.9%

Net income 133.4 235.4 -43.3% 133.4 212.6 -37.3%

Margin (%) 2.3% 4.1% -1.8%p 2.3% 3.5% -1.2%p

EBITDA 1,228.1 1,118.9 9.8% 1,228.1 1,246.0 -1.4%

Margin (%) 21.3 19.6% 1.7%p 21.3% 20.4% 0.9%p

K-IFRS / Consolidated

1-2 Financial Highlights

Major Subsidiaries

Consolidated from 4Q11

Operating Revenue

Operating Profit

798.8 740.7 776.7 47.8 55.0 46.9

2Q12 1Q13 2Q13

2Q12 1Q13 2Q13

Consolidated from 1Q11

134.8 154.4 153.8 14.5 31.6 21.0

2Q12 1Q13 2Q13

2Q12 1Q13 2Q13

Consolidated from 3Q12

174.3 194.1 216.3 21.9 25.1 22.6

2Q12 1Q13 2Q13

2Q12 1Q13 2Q13

(Unit: KRW bn)

55.5 131.3 155.0

44.5% 35.7% 16.1%

2Q12 1Q13 2Q13

Operating income contribution of subsidiaries

% of subsidiaries’ OP

Operating income contribution of subsidiaries=

Consolidated OP – kt stand alone OP

Contribution from subsidiaries increased due to improved performances of kt estate, kth and other subsidiaries

Subsidiaries’ financials are consolidated figures

K-IFRS / Consolidated

1-3 Financial Highlights

Operating Revenue

• Operating revenue 5,757.0bn

(YoY) +0.8%/(QoQ) -5.7%

- Wireless revenue increased due to ARPU growth led by LTE subscriber expansion (YoY) +0.7%/(QoQ) -0.2%

- Wireline revenue decreased (YoY) -6.4%/(QoQ) -0.9%

- Media/Contents revenue increased

35.3% YoY stemmed from subscriber growth

- Finance/Rental revenue increased 14.3% YoY as kt Rental was consolidated

(Unit: KRW bn)

2Q13 2Q12 YoY 2Q13 1Q13 QoQ

Wireless 1,752.2 1,740.1 0.7% 1,752.2 1,756.6 -0.2%

Wireline 1,507.7 1,611.3 -6.4% 1,507.7 1,521.9 -0.9%

Media/Contents 334.9 247.6 35.3% 334.9 314.1 6.6%

Finance/Rental 965.2 844.1 14.3% 965.2 916.9 5.3%

Others 378.2 292.8 29.2% 378.2 431.8 -12.4%

Merchandise 818.9 972.8 -15.8% 818.9 1,163.3 -29.6%

Total 5,757.0 5,708.7 0.8% 5,757.0 6,104.5 -5.7%

K-IFRS / Consolidated

1-4 Financial Highlights

Operating Expenses

‰ Operating expenses 5,408.8bn (YoY) +0.9%/(QoQ) -5.7%

- Real estate development cost and content sourcing fee led to YoY increase in the cost of service provided (YoY) +17.0%/(QoQ) -0.5%

- Less handset sales and decrease in the average handset price led cost of merchandise to fall

- (YoY) -20.1%/(QoQ) -32.7%

- Marketing cost fell due to less competition in wireless market (YoY) -7.0%/(QoQ) -10.4%

(Unit: KRW bn)

2Q13 2Q12 YoY 2Q13 1Q13 QoQ

Labor cost 813.3 744.0 9.3% 813.3 804.3 1.1%

General expenses 2,503.2 2,441.0 2.5% 2,503.2 2,403.9 4.1%

Cost of service provided 739.9 632.6 17.0% 739.9 743.6 -0.5%

Selling expenses 580.0 579.2 0.1% 580.0 638.0 -9.1%

Cost of merchandise 772.4 966.2 -20.1% 772.4 1,147.3 -32.7%

Total 5,408.8 5,363.1 0.9% 5,408.8 5,737.2 -5.7%

Marketing Cost (kt Stand alone, Profit from handset sales adjusted)

(Unit: KRW bn)

2Q13 2Q12 YoY 2Q13 1Q13 QoQ

Marketing Cost

624.9 671.9 -7.0% 624.9 697.6 -10.4%

K-IFRS / Consolidated

1-5 Financial Highlights

Financial Position

‰ Debt Position

- Total Debt : 11,810bn

- Net Debt : 9,929bn

‰ Debt Ratio

- Liability to Equity : 156.0%

- Net Debt to Equity : 75.9%

(Unit: KRW bn)

2Q13 2Q12 YoY 2Q13 1Q13 QoQ

Assets 33,490.3 32,170.0 4.1% 33,490.3 34,074.9 -1.7%

Cash and cash 1,881.6 1,401.3 34.3% 1,881.6 1,492.5 26.1%

equivalents

Liabilities 20,409.5 19,474.2 4.8% 20,409.5 21,135.4 -3.4%

Borrowings 11,810.3 10,999.2 7.4% 11,810.3 11,587.6 1.9%

Equity 13,080.8 12,695.8 3.0% 13,080.8 12,939.5 1.1%

Capital stock 1,564.5 1,564.5 0.0% 1,564.5 1,564.5 0.0%

Net Debt 9,928.8 9,597.9 3.4% 9,928.8 10,095.1 -1.6%

Liabilities/Equity 156.0% 153.4% 2.6%p 156.0% 163.3% -7.3%p

Net Debt/Equity 75.9% 75.6% 0.3%p 75.9% 78.0% -2.1%p

166.0% 153.4% 155.4% 161.9% 163.3% 156.0%

Liabilities/Equity 79.4% 78.0%

Net Debt/Equity 75.6% 76.8% 75.9% 71.2%

1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13

K-IFRS / kt Stand Alone

1-6 Financial Highlights

CAPEX

‰ Total Capex

- 2Q13 : 603.7bn

(YoY) -39.5%/(QoQ) 15.9%

- FY2013 Guidance : KRW 3.5 tn

‰ Wireline Capex

- 2Q13 : 228.1 bn

- FY 2013 Guidance : KRW 1.2 tn

‰ Wireless CAPEX

- 2Q13 : 182.2bn

- FY 2013 Guidance : KRW 1.6 tn

Overhead

Wireless

Wireline

998.5

149.6

560.4

288.5

2Q 12

521.1

136.0

247.1

138.0

1Q 13

(Unit: KRW bn)

603.7

193.4

182.2

228.1

2Q 13

1 Financial Highlights

2 Business Overview

3 Q&A

4 Appendix

K-IFRS / Consolidated

2-1 Business Overview

Wireless

ARPU growth from LTE subscriber expansion led to 0.7% YoY revenue increase

Wireless ARPU recorded KRW 31,615, up 1.6% QoQ

Smartphone subscribers stand at 11m, accounting for 66.7% of total subscribers

Continue to enhance service quality through differentiated pricing plans and bundled products of integrated All-IP network infra

(Unit: KRW bn)

2Q13 2Q12 YoY 2Q13 1Q13 QoQ

Service 1,495.2 1,455.8 2.7% 1,495.2 1,492.8 0.2%

Interconnection 141.9 170.1 -16.6% 141.9 137.8 3.0%

Others 115.0 114.2 0.7% 115.0 126.0 -8.7%

Wireless 1,752.2 1,740.1 0.7% 1,752.2 1,756.6 -0.2%

<Smartphone Subscribers> (Unit: 1,000 / %)

8,537 9,135 9,787 10,251 10,734 10,973

351 1,170 2,488 3,900 5,068 6,057

8,186 7,966 15.1% 30.8% 36.8%

2.1% 7.1% 7,299 6,351 23.6% 5,665 4,916

1Q12 2Q12 3Q12 4Q12 1Q13 2Q13

LTE Subscribers 3G Smartphone % of LTE

K-IFRS / Consolidated

2-2 Business Overview

Wireline

Due to decrease in both subscriber and MOU of Telephony, total Wireline revenue fell 6.4% YoY

(Unit: KRW bn)

2Q13 2Q12 YoY 2Q13 1Q13 QoQ

Telephony 765.0 856.9 -10.7% 765.0 781.7 -2.1%

Broadband 442.0 431.1 2.5% 442.0 436.7 1.2%

Line lease 300.7 323.3 -7.0% 300.7 303.5 -0.9%

Wireline 1,507.7 1,611.3 -6.4% 1,507.7 1,521.9 -0.9%

Continue to enhance average revenue per line (ARPL) with the broadband as a pivotal bundle service with IPTV, VoIP, and mobile

<Wireline Subscribers> (Unit: 1,000 / %)

7,922 7,967 8,009 8,037 8,050 8,038

3,294 3,326 3,344 3,348 3,383 3,407

15,771 15,630 15,493 15,318 15,113 14,916

69% 70% 70% 71% 71% 68%

1Q12 2Q12 3Q12 4Q12 1Q13 2Q13

Broadband VoIP PSTN BB Bundled

K-IFRS / Consolidated

2-3 Business Overview

Media / Contents

Expansion of kt Group Media subscribers led to 35.3% YoY revenue growth kt Group Media Subscribers

OTV : 2.45m

OTS : 2.03m

Skylife only : 1.97m

(Unit: KRW bn)

2Q13 2Q12 YoY 2Q13 1Q13 QoQ

Media 292.1 233.1 25.3% 292.1 280.4 4.2%

Contents 42.8 14.5 195.5% 42.8 33.6 27.1%

Media/Contents 334.9 247.6 35.3% 334.9 314.1 6.6%

<Media Subscribers> (Unit: 1,000)

5,341 5,593 5,796 6,039 6,215 6,443

2,262 2,327 2,450

2,150 2,193 2,015

1,301 1,421 1,590 1,768 1,901 2,027

2,025 2,022 2,013 2,009 1,987 1,967

1Q12 2Q12 3Q12 4Q12 1Q13 2Q13

OTV OTS Skylife only

K-IFRS / Consolidated

2-4 Business Overview

Finance / Rental

Finance/Rental revenue

Due to consolidation of kt Rental in 3Q12, revenue increased by 14.3% YoY

Other Services revenue

Revenues from real estate development led to 29.2% YoY revenue growth

(Unit: KRW bn)

2Q13 2Q12 YoY 2Q13 1Q13 QoQ

Finance/Rental 965.2 844.1 14.3% 965.2 916.9 5.3%

Finance 819.7 844.1 -2.9% 819.7 785.6 4.3%

Rental 145.5 0.0 - 145.5 131.3 10.9%

Other Service 378.2 292.8 29.2% 378.2 431.8 -12.4%

IT/Solution 167.5 161.2 3.9% 167.5 131.0 27.9%

Real estate 82.9 44.2 87.4% 82.9 192.4 -56.9%

Other Subsidiaries 127.8 87.4 46.2% 127.8 108.4 17.8%

Others

Merchandise

Due to less handset sales volume and fall in the average handset price, merchandise sales decreased by 15.8% YoY

(Unit: KRW bn)

2Q13 2Q12 YoY 2Q13 1Q13 QoQ

Merchandise 818.9 972.8 -15.8% 818.9 1,163.3 -29.6%

Q & A

1 Financial Highlights

2 Business Overview

3 Q&A

4 Appendix

1 Financial Highlights

2 Business Overview

3 Q&A

4 Appendix

4-1 K-IFRS Quarterly Income Statements

(Unit: KRW bn)

Consolidated I/S	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13
Operating revenue	5,706	5,709	6,173	6,203	6,104	5,757
Service Revenue	4,708	4,736	4,860	4,885	4,941	4,938
Wireless	1,716	1,740	1,754	1,703	1,757	1,752
Fixed line	1,664	1,611	1,568	1,549	1,522	1,508
Media/Contents	231	248	266	323	314	335
Finance/Rental	836	844	939	955	917	965
Other service	262	293	332	355	432	378
Merchandise rev.	998	973	1,312	1,318	1,163	819
Operating expense	5,126	5,363	5,946	6,142	5,737	5,409
Service expense	4,128	4,397	4,689	4,874	4,590	4,636
Labor expense	737	744	760	835	804	813
General expense	2,364	2,441	2,510	2,712	2,404	2,503
Depreciation	763	773	874	857	879	880
Commissions	333	346	333	406	262	298
Advertising	24	40	40	47	32	38
Financial biz exp	693	701	675	703	632	675
Other general exp	550	581	589	699	599	612
Cost of svc provided	596	633	685	699	744	740
Cost of service	254	324	341	449	394	434
Interconnection fees	259	239	247	156	203	209
Other cost of service	83	69	97	94	147	98
Selling expense	431	579	734	628	638	580
Sales expense	399	549	694	588	592	530
Bad debt expense	33	30	40	40	46	50
Cost of merch sold	998	966	1,257	1,268	1,147	772
Operating income	580	346	227	61	367	348
EBITDA	1,343	1,119	1,101	919	1,246	1,228
N-OP income(loss)	-58	-49	240	76	-72	-147
N-operating income	192	74	472	547	223	143
N-operating expense	255	130	236	476	296	293
Equity Method (G/L)	4	8	4	5	1	3
Income bf taxes	522	297	466	137	295	201
Income tax	117	62	97	4	83	68
Net income	405	235	370	101	213	133
NI contributable to kt	387	220	359	92	182	109

kt Stand Alone I/S	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13
Operating revenue	4,601	4,575	4,941	4,747	4,791	4,359
Service Revenue	3,640	3,622	3,639	3,562	3,679	3,560
Wireless	1,691	1,715	1,731	1,678	1,734	1,731
Fixed line	1,682	1,616	1,590	1,554	1,507	1,485
Media/Contents	102	110	122	132	130	132
Finance/Rental						
Other service	164	180	196	198	307	212
Merchandise rev.	961	953	1,302	1,184	1,112	799
Operating expense	4,078	4,285	4,722	4,718	4,555	4,166
Service expense	3,085	3,320	3,480	3,559	3,438	3,389
Labor expense	606	605	599	691	641	635
General expense	1,517	1,594	1,573	1,751	1,563	1,607
Depreciation	725	734	736	731	732	723
Commissions	333	347	346	405	325	346
Advertising	22	38	36	41	30	39
Financial biz exp						
Other general exp	438	476	455	573	476	500
Cost of svc provided	506	493	524	464	541	511
Cost of service	165	184	181	214	192	203
Interconnection fees	259	239	246	155	202	209
Other cost of service	83	70	97	95	147	98
Selling expense	457	627	784	653	693	637
Sales expense	437	607	758	629	657	597
Bad debt expense	20	21	26	24	36	39
Cost of merch sold	993	965	1,241	1,159	1,116	776
Operating income	523	290	219	29	236	193
EBITDA	1,247	1,024	955	760	968	916
N-OP income(loss)	-64	-59	116	97	-70	-150
N-operating income	178	62	338	538	245	127
N-operating expense	243	122	222	441	316	277
Equity Method (G/L)						
Income bf taxes	458	231	335	126	166	44
Income tax	98	44	71	228	26	9
Net income	361	187	263	-102	140	35

16

4-2 K-IFRS Statement of Financial Position

(Unit: KRW bn)

Consolidated	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13
Asset	33,118	32,170	33,729	34,479	34,075	33,490
Current assets	10,919	9,831	10,486	10,483	10,546	10,108
Cash &cash equivalents	1,571	1,401	1,274	2,055	1,493	1,882
Trade & other rec	5,210	4,927	4,732	4,534	4,214	4,080
Inventories	895	942	801	935	1,215	866
Other current assets	3,242	2,560	3,678	2,959	3,625	3,280
Non-current assets	22,198	22,339	23,243	23,997	23,529	23,382
Trade & other rec	1,513	1,211	927	1,071	751	805
P.P.E	14,196	14,493	15,358	15,734	15,739	15,714
Other non-cur assets	6,490	6,635	6,958	7,191	7,039	6,864
Liabilities	20,669	19,474	20,522	21,315	21,135	20,409
Current liabilities	10,572	9,585	10,232	11,247	11,184	10,640
Trade & other payables	6,606	5,909	6,446	7,216	6,964	6,046
Short-term borrowings	3,074	2,832	2,968	3,187	3,356	3,798
Other current liabilities	892	843	819	844	864	796
Non-current liabilities	10,097	9,890	10,290	10,068	9,951	9,770
Trade & other payables	658	585	738	701	605	603
Long-term borrowings	8,377	8,167	8,449	8,237	8,231	8,012
Other non-cur liabilities	1,062	1,138	1,104	1,130	1,115	1,154
Equity	12,449	12,696	13,207	13,165	12,939	13,081
Net debt	9,880	9,598	10,142	9,369	10,095	9,929

kt Stand Alone	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13
Asset	27,126	26,412	25,978	26,509	25,766	24,876
Current assets	7,072	6,310	6,093	6,090	5,899	5,107
Cash &cash equivalents	809	791	501	1,173	531	794
Trade & other rec	4,740	4,500	4,264	3,951	3,608	3,352
Inventories	723	764	613	809	1,082	713
Other current assets	800	254	715	156	677	249
Non-current assets	20,054	20,103	19,885	20,419	19,867	19,768
Trade & other rec	1,396	1,099	788	926	600	648
P.P.E	13,464	13,744	13,604	13,009	12,854	12,723
Other non-cur assets	5,194	5,260	5,493	6,484	6,412	6,398
Liabilities	15,503	14,592	13,884	14,638	14,241	13,331
Current liabilities	7,347	6,582	6,181	7,338	7,294	6,752
Trade & other payables	4,824	4,322	4,059	4,966	4,542	3,701
Short-term borrowings	1,877	1,657	1,568	1,781	2,183	2,539
Other current liabilities	646	603	554	591	569	512
Non-current liabilities	8,155	8,010	7,703	7,300	6,947	6,579
Trade & other payables	611	543	697	676	577	568
Long-term borrowings	6,811	6,658	6,168	5,785	5,568	5,176
Other non-cur liabilities	734	809	838	838	802	835
Equity	11,623	11,821	12,094	11,871	11,525	11,545
Net debt	8,291	7,871	7,745	6,851	7,586	7,279

17

4-3 Subscribers (kt only)

Wireless 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 QoQ YoY

Total Wireless Subscribers 17,435 17,389 17,416 17,436 17,371 17,354 -0.1% -0.2%

3G + LTE 16,599 16,488 16,480 16,502 16,443 16,439 0.0% -0.3%

WiBro 836 902 936 934 928 915 -1.5% 1.5%

Mobile Subscribers (*1,000)

Gross addition 1,423 1,271 1,502 1,280 1,273 1,224 -3.8% -3.7%

Deactivation 1,387 1,382 1,509 1,259 1,332 1,227 -7.9% -11.2%

Net addition 36 -111 -8 22 -59 -3 -94.4% -97.0%

Churn rate (%) 2.7% 2.8% 3.1% 2.5% 2.7% 2.5% -0.2%p -0.3%p

Subscribers 16,599 16,488 16,480 16,502 16,443 16,439 0.0% -0.3%

Mobile: 2G + 3G + LTE

Mobile ARPU (Won)

Wireless Service 28,722 29,447 29,970 30,697 31,116 31,615 1.6% 7.4%

Interconnection 3,869 3,531 3,571 1,858 2,920 3,060 4.8% -13.3%

ARPU: 3G+LTE

Wireless service : Voice + Data

Wireline 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 QoQ YoY

Subscribers (*1,000)

Telephony 19,065 18,957 18,837 18,666 18,496 18,323 -0.9% -3.3%

PSTN 15,771 15,630 15,493 15,318 15,113 14,916 -1.3% -4.6%

VoIP 3,294 3,326 3,344 3,348 3,383 3,407 0.7% 2.4%

Broadband 7,922 7,967 8,009 8,037 8,050 8,038 -0.1% 0.9%

IPTV 3,316 3,571 3,783 4,030 4,228 4,477 5.9% 25.4%

Thank you kt